Filed Pursuant to Rule 433
Registration Statement No. 333-181408

Maiden Holdings, Ltd.

8.25% Non-Cumulative Preference Shares, Series A

Issuer:	Maiden Holdings, Ltd.

Security:	8.25% Non-Cumulative Preference Shares, Series A (“Series A Preference Shares”)

Offering Format:	SEC Registered

Anticipated Rating (S&P):*	BB / Stable

Size:	$150,000,000; 6,000,000 shares

Overallotment Amount:	None

Trade Date:	August 22, 2012

Settlement Date:	August 29, 2012 (T+5)

Maturity:	Perpetual

Liquidation Preference:	$25.00 per share

Dividend Payment Dates:	Holders of Series A Preference Shares will be entitled to receive dividend payments only when, as and if declared by the board of directors or a duly authorized committee of the board. Any such dividends will be payable from, and including, the date of original issue on a non-cumulative basis, quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on December 15, 2012.

Dividend Rate:	8.25% of the $25.00 per share liquidation preference per annum, when, as and if declared by the board of directors, on a non-cumulative basis.

Optional Redemption:	Except in specified circumstances relating to certain tax or corporate events as described in the preliminary prospectus supplement, the Series A Preference Shares are not redeemable prior to August 29, 2017. On and after that date, the Series A Preference Shares will be redeemable at the Issuer’s option, in whole or in part, at a redemption price of $25.00 per Series A Preference Share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date.

Public Offering Price:	$25.00 per share; $150,000,000 total

Underwriting Discounts:	$0.7875 per Series A Preference Share; $4,725,000 total

Use of Proceeds:

The Issuer expects to receive approximately $145,275,000 million in net proceeds from the sale of the Series A Preference Shares issued in this offering, after deducting the underwriting discount and before estimated offering expenses. The Issuer intends to use the net proceeds of this offering for continued support and development of its reinsurance business and for other general corporate purposes, which may include the repurchase from time to time of its common shares and the repurchase of its outstanding 14% 30-year trust preferred securities (“TRUPS”) issued in January 2009. The Issuer presently has no intention to repurchase a portion of its outstanding TRUPS with the net proceeds of this offering prior to January 20, 2014, and, pending their use, expects to invest the net proceeds from this offering in marketable fixed income securities and short term investments.

The Issuer’s Board of Directors has authorized management at its discretion to repurchase its outstanding common shares in an amount not exceeding 50% of the net proceeds of this offering. Repurchases under the program may be made in open market or privately negotiated transactions or otherwise, from time to time, depending on market conditions.

Expected Listing:	The Issuer intends to apply to list the Series A Preference Shares on the NYSE under the symbol “MHPRA.” If the application is approved, the Issuer expects trading to commence 30 days following the initial issuance of the Series A Preference Shares.

CUSIP / ISIN:	G5753U 120 / BMG5753U1201

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Manager:	Goldman, Sachs & Co.

Co-Managers:	FBR Capital Markets & Co. JMP Securities LLC Keefe, Bruyette & Woods, Inc. Sterne, Agee & Leach, Inc.

* An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated rating of the Series A Preference Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll–free at 1-800-294-1322; Morgan Stanley & Co. LLC toll–free at 1-866-718-1649; or Wells Fargo Securities, LLC toll–free at 1-800-326-5897, or emailing: cmclientsupport@wellsfargo.com.